UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40374

Onion Global Limited

No. 309 3-05 Huangpu Avenue Zhong,

Tianhe District, Guangzhou City,

Guangdong Province

People’s Republic of China
(+86) 020-38262863

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release
99.2	Form of Securities Purchase Agreement
99.3	Form of Registration Rights Agreement
99.4	Form of Warrant
99.5	Form of Placement Agent Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Onion Global Limited

By:	/s/ Cong (Kenny) Li
Name:	Cong (Kenny) Li
Title:	Chief Executive Officer and Director

Date: November 1, 2021